UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ample Foods, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 23, 2015

Physical address of issuer
55 Rodgers Street, San Francisco, CA 94103

Website of issuer
http://amplemeal.com

Name of the Intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of the Intermediary
0001751525

SEC file number of the Intermediary
007-00167

CRD number, if applicable, of the Intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of the Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from the Target Offering Amount)
$1,070,000.00

Deadline to reach the Target Offering Amount
March 16, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end (December 31, 2017)	**Prior fiscal year-end (December 31, 2016)**
Total Assets	$641,338.00	$702,451.00
Cash & Cash Equivalents	$307,993.00	$205,742.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$964,592.00	$289,305.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,445,639.00	$90,375.00
Cost of Goods Sold	$1,477,826.00	$89,593.00
Taxes Paid	$0.00	$800.00
Net Income	-$1,636,050.00	-$648,926.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

JANUARY 16, 2019

FORM C

Up to $1,070,000.00

Ample Foods, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "*Form C*") is being furnished by Ample Foods Inc, a Delaware corporation (the "*Company*," as well as references to "*we*," "*us*," or "*our*"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "*Securities*"). Investors purchasing the Securities are sometimes referred to herein as "*Purchasers*." The Company intends to raise at least $25,000.00 (the "*Target Offering Amount*" or "*Minimum Amount*") and up to $1,070,000.00 (the "*Maximum Amount*") from Purchasers in the offering of the Securities described in this Form C (this "*Offering*"). The minimum amount of the Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of Purchasers are set forth below in the section entitled "*The Offering and the Securities—The Securities.*" In order to purchase the Securities, a prospective investor must complete the purchase process through the Intermediary's portal Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "*Intermediary*"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities, as shown below:

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Minimum Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Purchasers must rely on their own examination of the issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the SEC nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), as amended ("*Regulation CF*") must file a report with the SEC annually and post the report on its website at http://amplemeal.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C is January 16, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING THE ESCROW AGENT

PRIMETRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING (THE "*ESCROW AGENT*"), HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at: http://amplemeal.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company is a Delaware corporation, formed on October 23, 2015. The Company is currently conducting business under the name of Ample Foods.

The Company is located at 55 Rodgers Street, San Francisco, CA 94103 and has a website located at http://amplemeal.com.

The Company primarily conducts business from its headquarters in San Francisco, California.

The information available on or through the Company's website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Business

The Company creates and markets Ample, a nutritious meal replacement drink with high quality ingredients (the "**Product**") designed to make it easy for busy, health-conscious people to eat well when pressed for time. The Company sells online directly to its consumers, with both one-time-purchase and subscription-based revenue models.

The Offering

Minimum Amount of Securities being offered	25,000
Total Securities outstanding after Offering (if Minimum Amount reached)	25,000*
Maximum Amount of Securities being offered	1,070,000
Total Securities outstanding after Offering (if Maximum Amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor[+]	$100.00
Offering deadline	March 16, 2019
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	The Securities have no voting rights at present or when converted.

*The total number of the Securities outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2% of the Securities issued in the Offering(s).
+ The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. These adverse conditions could affect the Company's financial condition and the results of its operations.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has not achieved profitable results and will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern.

While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so. If the Company fails to raise the Minimum Amount in this Offering or fail to execute its business plan successfully, then the Company will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may face potential difficulties in obtaining capital.
The Company may have difficulty raising capital in the future as a result of, among other factors, its unprofitability, the inherent business risks associated with the Company, and present and future market conditions. The Company's future sources of revenue may not be sufficient to meet its future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company may be adversely affected if found to have been non-compliant with the FDA regulations because of its employees, suppliers, or contractors.
The Products and marketing of the Products must be compliant with Food and Drug Administration (the "**FDA**") regulations. The Company trusts its employees and contractors with ensuring that the Company's labels and website are FDA compliant and factually accurate. If contractors manufacturing the Products fail to satisfy the FDA safety standards, the Company could be adversely affected and subject to harsh penalties.

The Company depends on suppliers and contractors to meet its regulatory and contractual obligations to its customers and conduct its operations.
Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with FDA or

customer requirements in a timely and cost-effective manner. Likewise, the quality of the Products may be adversely impacted if a contractor or a supplier of the Products' ingredients do not meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

The Products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing contractor could delay shipments of completed Products to us adversely affecting our business and results of operations.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. Because every customer's taste preferences and reactions of the organism to the Products are different, there may be times when customers dislike the Products. The customers who dislike the Products may leave negative reviews on the Internet, including on Amazon, which may influence other potential customers' opinion about the Products and decrease the Company's sales. This may result in negative public opinion about the Company and the Products. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Connor Young, who is the Chief Executive Officer of the Company. The Company has or intends to enter into an employment agreement with Connor Young, although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Connor Young or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of the Products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. The main competing products are Soylent, Huel, and Bear Power Foods. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, improving and maintaining the safety and efficacy of the Products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company relies on various intellectual property rights, including trademarks, in order to operate its business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of the Products infringe their intellectual property rights.

Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has not prepared any audited financial statements.

You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may compensate affiliates and partners for promotional activities.

Certain of the Company's existing stockholders and other affiliates and partners of the Company may be compensated as a result of their efforts to promote the success of the Company. The interests of these parties may not always coincide with the Company or purchasers of the Company's stock.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Securities

The SEC does not pass upon the merits of the Securities or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance from the SEC as it relates to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.
Unless the Company has agreed to a specific use of the proceeds from this Offering, the Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers' commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you may be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

There is no guarantee of a return on Purchaser's investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline and to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held with the Escrow Agent while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. You have the right to cancel your investment in the event the Company extends the Offering. If you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached. Before the new Offering deadline is reached, if the Company does not receive the Minimum Amount, your investment will be returned to you without interest or deduction, or if the Company receives the Minimum Amount, funds will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21 calendar days but before the Offering deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is generally under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

The Securities do not provide Purchasers with voting rights, and even upon the conversion of the Security to CF Shadow Securities (which cannot be guaranteed), Purchasers will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Purchasers are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a Liquidity Event (as defined below), may Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

There is no present market for the Securities and the Company has arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company may never elect to convert the Securities or undergo a Liquidity Event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a Liquidity Event occurs, Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company creates and markets Ample, a nutritious meal replacement drink. The Company sells direct online to its consumers, with one-time-purchase and subscription revenue models.

History of the Business

The Company was founded in October 2015 by Connor Young.

The Company's Products

Product	Description	Current Market
Ample	Ample original, Ample K, and Ample V are three single-serve meal replacement drinks that align with particular dietary needs.	The Company's market category is busy and health-conscious people who struggle maintaining their high-quality diet when time is short.

Competition

The Company competes with other meal replacement companies, as well as other convenient meal and snack options. The Company's primary competitors include Soylent, Huel, and Bear Power Foods.

Supply Chain and Customer Base

The Company utilizes a manufacturing partner, a third-party logistics partner to warehouse and distribute the Products to customers, and several quality ingredient suppliers. The Company also requires ecommerce storefront and marketing resources (such as Shopify) to host its website, and additional channels to market the Products (such as Amazon).

The Company's customer base is primarily busy and health-conscious consumers. Demographics have been primarily male (70/30%), age 25-50 in metropolitan areas. They often work white-collar jobs and work out, but struggle to find time to make a healthy meal for themselves.

Intellectual Property

Trademarks

Registration#	Goods	Mark	File Date	Registration Date	Country
5520372	Meal replacement drinks	Ample	December 22, 2016	July 17, 2018	USA

Governmental/Regulatory Approval and Compliance

The Products and marketing of the Products must be compliant with the rules and regulations of the Food and Drug Administration (*FDA*"). Information on the Company's labels and website must be FDA compliant and factually accurate. The Products must satisfy the FDA safety standard.

Litigation

To the Company's knowledge, there are no existing legal suits pending or threatened, against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500.00	6.00%	$64,200.00
Estimated Attorney Fees	6.00%	$1,500.00	0.15%	$1,605.00
General Marketing	48.00%	$12,000.00	56.47%	$604,229.00
Research and Development	40.00%	$10,000.00	18.69%	$199,983.00
General Working Capital	0.00%	$0.00	18.69%	$199,983.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$1,070,000.00**

This Use of Proceeds chart does not reflect fees payable by the Company to the Escrow Agent and other third-party payment processors, which are due before the Company may close on the proceeds of the Offering.

The Company reserves the right to alter the use of proceeds as set forth above in its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Connor Young

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer and President, Ample Foods, Inc. (October 2015 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and President, Ample Foods, Inc. (October 2015 – present). Oversees the Company's general operations, including talent scouting, mission planning, strategies, fund raising, and acting as the Company's spokesperson.

Education
B.A. Biology, St. Olaf College, 2011

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,584,841
Voting Rights	1 vote per share of Common Stock.
Anti-Dilution Rights	Yes. Certain holders of the Common Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	44.930%

Type of security	Series Seed 1 Preferred Stock
Amount outstanding	3,243,887
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	26.097%

Type of security	Series Seed 2 Preferred Stock
Amount outstanding	3,601,248
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	28.972%

The Company has the following debt outstanding: (i) $302,000 through a working capital loan from CircleUp Credit (up to $350,000), and (ii) a revolving business credit line in the amount of $70,000 from American Express. No debt is in default and the Company has not missed any of its payments.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	5,584,841	$0.00	N/A	October 23, 2015	Section 4(a)(2)
Preferred Stock (inclusive of Series Seed 1 and Series Seed 2)	6,845,135	$1,999,996.92	Marketing, Research and Development, and General Working Capital	May 3, 2018	Section 4(a)(2)

Valuation
There has been no formal valuation of the Company. Purchasers are encouraged to determine his or her own independent value of the Company prior to investing.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Connor Young	36.67%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to utilize the capital raised in this Offering as stated in the Use of Proceeds table.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. The Company plans to use the proceeds from this Offering as set forth above in the Use of Proceeds table.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than those listed in the Use of Proceeds table above and as described in the Offering Page, which is attached as Exhibit C to this Form C.

Trends and Uncertainties

After reviewing this Form C in its entirety and the Company's current business plan, Purchasers should consider the trends and uncertainties that a company in this industry may be subject to, the financial health of the Company and the need for external financing and come to its own evaluation of whether to invest.

The financial statements, attached hereto as Exhibit A, are an important part of this Form C and should be reviewed in their entirety.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 16, 2019 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "***Maximum Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Purchaser's funds will be held in escrow with the Escrow Agent until the Minimum Amount is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive the Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been determined and arbitrarily set at $1.00. The minimum amount that an Investor may invest in the Offering is $100.00.

The Offering is being made through the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

We request that you please review our organizational documents and the Securities in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Minimum Amount is sold), the Company's authorized capital stock will consist of (i) 14,027,128 shares of common stock, par value $0.0001 per share, of which 5,584,841 common shares will be issued and outstanding, (ii) 3,243,887 shares of Series Seed 1 Preferred Stock, $0.8077 per share, all of which will be issued and outstanding, and (iii) 3,601,248 Series Seed 2 Preferred Stock, $0.6462 per share, all of which will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "*Equity Financing*"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters

except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote, and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, Purchasers will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $15,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Securities are based off of.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Purchasers and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among Purchasers, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "***Dissolution Event***" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow to the Purchaser pursuant to the conversion provisions, or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does have voting agreements in place with its current stockholders. For example, the current stockholders may, upon a vote of at least 40% of the then current stockholders, request that the Company register its securities.

The Company does have shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities may convert into a number of CF Shadow Securities based on a designated valuation cap, which is a type of anti-dilution right. However, future equity financings may still dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the

Purchaser or other similar circumstances. "***Member of the family***" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother /father /daughter /son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Connor Young
(Signature)

Connor Young
(Name)

President and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Connor Young
(Signature)

Connor Young
(Name)

Director
(Title)

1/16/19
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Form of Crowd SAFE

EXHIBIT A

Financial Statements

AMPLE FOODS, INC.

(a Delaware corporation)

Reviewed Financial Statements for the Calendar Periods Ending

December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 17, 2018

To: Board of Directors
        Ample Foods, Inc.
        Attn: Connor Young

Re: 2017-2016 Financial Statement Review
        Ample Foods, Inc.

We have reviewed the accompanying financial statements of Ample Foods, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year periods thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

AMPLE FOODS, INC.
BALANCE SHEET
As of December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$307,993	$205,742
Inventory	292,641	486,469
Other current assets	16,404	10,240
Total Current Assets	617,037	702,451
Non-Current Assets:		
Security deposits	24,300	0
Total Non-Current Assets	24,300	0
TOTAL ASSETS	$641,338	$702,451
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$285,057	$5,679
Accrued expenses	185,896	37,893
Deferred rent	2,677	0
Deferred revenue	490,962	245,733
Total Current Liabilities	964,592	289,305
Non-Current Liabilities:		
None	0	0
Total Non-Current Liabilities	0	0
TOTAL LIABILITIES	964,592	289,305
Stockholders' Equity (Deficit):		
Common stock (5,643,582 and 5,470,461 of $0.0001 par value shares issued and outstanding)	564	547
SAFE Instruments	1,880,632	981,000
KISS Instruments	100,000	100,000
Accumulated deficit	(2,304,451)	(668,401)
Total Stockholders' Equity (Deficit)	(323,255)	413,146
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$641,338	$702,451

AMPLE FOODS, INC.

STATEMENT OF OPERATIONS

Calendar Years ending December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

	2017	2016
Revenues, net	$1,445,639	$90,375
Cost of Goods Sold	1,477,826	89,593
Gross Profit	(32,187)	782
General and administrative	1,284,026	474,261
Marketing	301,900	165,020
Research and Development	23,781	31,627
Total Operating Expenses	1,609,707	670,908
Operating Loss	$(1,641,894)	$(670,126)
Other Income	5,844	22,000
Tax Provision/(Benefit)	0	800
Net Loss	$(1,636,050)	$(648,926)

EVERYTABLE, PBC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Calendar Years ending December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		KISS Investment	SAFE Investment	Accumulated Deficit	Total Shareholders Equity/(Deficit)
	Shares (#)	Value ($)				
Balance as of January 1, 2016	**0**	**$0**	**$0**	**$70,000**	**$(19,474)**	**$50,526**
Issuance of common stock	5,470,461	547				547
Issuances of securities to investors			100,000	911,000		1,011,000
Net Loss					(648,926)	(648,926)
Balance as of December 31, 2016	**5,470,461**	**547**	**100,000**	**981,000**	**(668,401)**	**413,146**
Issuances of common stock	173,121	17				17
Issuances of securities to investors				899,632		899,632
Net Loss					(1,636,050)	(1,636,050)
Balance as of December 31, 2017	**5,643,582**	**564**	**100,000**	**1,880,632**	**(2,304,451)**	**(323,255)**

AMPLE FOODS, INC.
STATEMENT OF CASH FLOWS
Calendar Years ending December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Cash Flows From Operating Activities	2017	2016
Net Loss	$(1,636,050)	$(648,926)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in inventory	193,828	(486,469)
(Increase) decrease in other current assets	(6,164)	(10,240)
(Increase) decrease in security deposits	(24,300)	0
Increase (decrease) in accounts payable	279,378	5,679
Increase (decrease) in accrued liabilities	148,003	37,893
Increase (decrease) in deferred rent	2,677	
Increase (decrease) in deferred rent	245,229	245,617
Net Cash Used In Operating Activities	(797,399)	(856,447)
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Proceeds from issuance of stock	17	547
Proceeds from issuance of SAFE instruments	899,632	911,000
Proceeds from issuance of KISS instruments	0	100,000
Net Cash Provided By Financing Activities	899,649	1,011,547
Net Change In Cash and Cash Equivalents	102,251	155,100
Cash and Cash Equivalents, at Beginning of Period	205,742	50,642
Cash and Cash Equivalents, at End of Period	$307,993	$205,742
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

AMPLE FOODS INC.
NOTES TO FINANCIAL STATEMENTS
Calendar Years ending December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Ample Foods, Inc. (which may be referred to as the "Company", "we," "us," or "our") incorporated on October 23, 2015 ("Inception") in the State of Delaware. The Company's headquarters is located in California. The Company's mission is to make nutrition so simple that everyone can live a more a more healthy and productive life. The Company's core product, Ample, is a nutritious meal replacement intended for busy, health-conscious people. Ample sells direct to consumers online through the Company's website (amplemeal.com) and also via Amazon.

Since Inception, the Company has relied on securing investor financing and selling securities to fund its operations. As of December 31, 2017, the Company had not achieved profitability and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and proceeds from prior sales of equities (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or

less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Inventory

Inventories consist primarily of finished goods eyewear. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). As of December 31, 2017 and 2016, inventories consisted of both raw and finished goods.

Property and Equipment

Property and equipment, which includes computer equipment, are stated at cost.

As of December 31, 2017 and 2016, the Company had no Property or Equipment assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2017 and 2016, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns.

Deferred Revenue

Revenue is only recognized as the product is shipped. However, early in the Company's operations, additional funds were raised by offering customers the chance to pay a substantial upfront amount and, as a result, receive a lifetime supply of product from that point forward. For revenue recognition purposes, the amounts deposited by those customers are being recognized over a period of 40 years. In addition, the company has, at times, offered shorter subscription periods, such as 3 months, 6 months or 1 year, at a discount price. The revenues for those payments are recognized ratably over the subscription periods. The balance of Deferred Revenue as of December 31, 2017 and 2016 is $490,962 and $245,733, respectively.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Sales Taxes
Currently, the products of the Company are exempt from sales tax in California. Additionally, the Company maintains that it does not have activities that create sales tax nexus in any other state.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INVENTORIES

Inventory as of December 31, 2017 and 2016 consisted of the following:

	December 31,	
	2017	**2016**
Raw materials	$ 12,900	$ 411,231
Finished Goods	279,741	75,238
	$ 292,641	$ 486,469

NOTE 4 – PREVIOUS FINANCING ARRANGEMENTS

Before the Company officially began operations, $10,000 was received from one investor in the form of a convertible note. This note converted to approximately 737,000 shares of common stock in 2018.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Lease Commitments
The Company leases an office space in San Francisco, CA, on a month-to-month basis. In June 2017 the Company entered into a 21-month lease agreement in San Francisco, CA. Annual lease obligations for the years ending December 31, 2018 and 2019 are $101,351 and $34,368, respectively.

NOTE 6 – FUTURE RIGHTS TO EQUITY

In order to obtain additional working capital need to fund operations, the Company entered into agreements with investors, commonly referred to as Simple Agreements for Future Equity ("SAFE") agreements, as well as Keep it Simple Securities ("KISS") agreements, under which investors are asked to subscribe to and purchase the right to acquire the Company's equity securities in the future.

As of December 31, 2017 and 2016, the balance of amounts raised from SAFE Agreements amounted to $1,881,000 and $981,000, respectively. The amount raised from KISS Agreements amounted to $100,000 in the calendar year ending December 31, 2016.

During 2018, all SAFE and KISS Agreements converted into preferred shares.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Option Plan
In 2018, the Company adopted the 2018 Stock Plan (the "Plan"), under which the maximum number of shares that could be issued was 1,157,680. The purpose of the Plan is to attract and retain the best personnel available, to provide additional incentive to employees and consultants, and to promote the future success of the Company's business. Options granted under the Plan may be incentive stock options ("ISOs") or nonqualified stick options ("NSOs"), as determined by the administrator at the time of grant.

Restricted stock may also be granted under the Plan.

NOTE 8 – INCOME TAXES

The Company incurred a loss in the current year and has not provided current or deferred taxes in its tax provision.

ASC 740 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based on the weight of available evidence, which includes the Company's historical operation performance and the reported cumulative losses in the period preceding 2017, the Company has provided a full valuation allowance against its net deferred tax assets.

As of December 31, 2017, the Company had federal and California net operating loss carryforwards of approximately $2.0 million, which will expire in various amounts beginning in 2032. Internal Revenue Code Section 382 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. The Company believes that an ownership change has not occurred to date.

The Company is required to recognize in the financial statements the impact of a tax position, if that position is not more likely than not of being sustained on audit, based on the technical merits of the position.

The Company's policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2017, there was no liability for unrecognized tax benefits.

NOTE 9 – GOING CONCERN

Since inception, the Company has relied upon issuances of securities to fund operating losses. As of December 31, 2017, we had not achieved profitable results and we will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development.

These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 10 – SUBSEQUENT EVENTS

Series Seed 1 Offering
In May 2018, the Company raised $2,034,000 from the issuance of 3,243,887 Series Seed 1 shares. Included in that share issuance is 737,000 shares issued as part of the conversion of a $10,000 face value convertible note discussed above.

SAFE and KISS Securities Conversion in Series Seed 2
In June 2018, all outstanding SAFE and KISS Agreements converted into 3,601,248 shares of Series Seed 2 shares.

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 SAFES for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $50,000 in the Crowdfunded Offering and up to $1,070,000 maximum. The Crowdfunded Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary").

Management's Evaluation

Management has evaluated subsequent events through December 20, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Video Transcript

Ample Video Script - Final

Voiceover
Our lifestyles today are busier than ever. With demanding careers, social commitments, staying fit, and a lot more, we juggle to-do lists that can feel overwhelming.

We know our health is important, but when we're busy, it can be hard to make it a priority, especially when it comes to eating well. And when life doesn't leave room for a proper meal, we sometimes rely on convenient foods we can eat on our commute, at our desk, in between meetings—really whenever we're pressed for time.

But the current convenience food industry is seriously lacking. Most products are filled with sugar, provide incomplete nutrition, use low quality ingredients, or just taste bad.

But trading our health for convenience or taste should not be a compromise we have to make.

OUR SOLUTION (PRODUCT CLOSEUPS)

That's why we created Ample: a real food meal in a bottle that combines optimal nutrition and great taste in a convenient format you can take anywhere. Ample comes in 400- or 600-calorie bottles, so all you have to do is add water and shake to have a complete meal in under 30 seconds.

Using high-quality ingredients backed by sound science, Ample's original, ketogenic, and vegan formulas provide a fast, easy solution for eating well—no matter your diet.

In all three formulas, you'll find complete proteins from organic or grass-fed sources, premium fats like coconut, macadamia, and high-oleic sunflower, plus, organic greens, fiber, and 6 strains of probiotics. All without GMOs, soy, gluten, artificial sweeteners, sugar alcohols, and with just 4 grams or less of sugar per 400-calorie meal.

We designed Ample to consider things like inflammation, the gut microbiome, and hormone levels, combining our ingredients in carefully considered macronutrient ratios. Our objective: an optimal, complete meal that leaves people feeling energized and satisfied.

CHRIS MASTERJOHN, PhD in Nutritional Sciences
"Ample really knocks it out of the park in terms of being able to combine all of the most important principles of whole foods nutrition with that convenience. The other products that are available tend to have more of a tradeoff in terms of sacrificing either the convenience or the whole foods approach."

BRIEF COMPANY HISTORY (PICS OF IGG >> JZ >> VCs)
Two and a half years ago, we launched an Indiegogo campaign, which soon became the top food and beverage campaign of all time. We then recruited a fantastic team including the former VP of R & D for General Mills, Target, and Clif Bar. Since then, we've raised $4 million from angel investors like Mike Krieger (the co-founder of Instagram) and Dick Costolo (the former CEO of Twitter), and firms like Slow Ventures, Compound, and Hawkshead Capital.

MARTIN GREEN, Founding Partner of HawksHead Capital
"Ample has the potential to be essentially the 'Apple' of this category. People trust the business and the product development to use science to increase nutrition and convenience for the benefit of consumers, not just for the benefit of shareholders."

MARKET / TRACTION/ GROWTH TO-DATE

Fueled by our loyal customer base, Ample's sales have grown more than 500% since our launch in January 2017, resulting in a multi-million dollar revenue stream selling direct-to-consumer on our website.

And with our high subscription retention and 3-digit average order value, we've achieved a category-leading customer lifetime value.

We've also just launched on Amazon with sales growing over 100% month-over-month, and have released new, improved versions of all our products.

And within the next couple months, we'll be releasing our most requested new product: bulk versions of all three formulas.

WHY INVEST? / HOW WE'LL USE YOUR INVESTMENT DOLLARS/ WHAT'S NEXT FOR AMPLE
Needless to say, we're excited for the future of Ample. The demand, opportunity, and momentum is there. And investment at this key stage will set us up for even greater growth.

By investing in Ample, you'll enable us to expand our stellar product development, operations, and marketing teams so we can execute on our ambitious growth strategy.

- We'll expand distribution into retail stores…

- Move into new markets where there's already demand for Ample...

- And develop new, high-demand products like Chocolate and Coffee flavors, and pre-mixed, ready-to-drink meals.

We've finally cracked the code to healthy convenience food. While today's modern world doesn't make it easy to be healthy on-the-go, Ample does. And with your support, we can help people everywhere eat, work, and live better. Help us execute our vision by investing in Ample today.

—

Chris Masterjohn Video
"In the market for convenience foods, we see things where we either have products made from whole foods that aren't very complete in terms of the nutrition they provide and that you need, so you might have snacks made from nuts and dates and coconut, and it's all whole food, and maybe it's even raw, but it's not any more than a little dessert. You can't rely on it to get your nutrition.

And then you have other products where they're very chemically defined to provide to provide all your nutrients, but they're not made from whole foods at all. They're made from synthetic ingredients.

And what Ample has done is come in to say, 'Well we can really have both. We can do our best to get the whole foods approach, and we can also get the complete nutrition, and we can provide that in one product, so that you can get that time and productivity benefit, and also get that traditional whole foods approach.'"

—

Martin Green Video
"The food and beverage space are a very large part of the economy, and so a successful brand in this space can be a very very valuable business. More important than that, Ample has the potential to be essentially

the 'Apple' of this category. People trust the business and the product development to use science to increase nutrition and convenience for the benefit of consumers, not just for the benefit of shareholders."

EXHIBIT C
Offering Page

 Republic

Company Name	Ample Foods
Logo	
Headline	
Cover photo	

**Hero
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Tags

Pitch text

DEAL HIGHLIGHTS

- Using high-quality, real food ingredients, Ample's science-based **original, keto, and plant-based meal replacement drinks** deliver fast, optimal nutrition in a bottle
- Well-positioned in **growing $18 billion meal replacement category** where market leaders are out-of-touch with changing consumer demands for higher quality products
- **Multi-million dollar revenue stream and high customer lifetime value**, with over 60% of revenue from loyal subscribers who spend $100+/month on Ample
- Over **$4 million raised** from well-respected private investors and institutional firms
- Led by **experienced team**, including a former R&D executive at General Mills, Target, and Clif Bar

We're Ample Foods

And we're ready to add fuel to the fire to **accelerate our company's growth**.

By investing in Ample, you'll enable us capitalize on our continued success—improving brand awareness, expanding distribution, and bringing **new, high-demand flavors and form factors** to market.

With your support, **we can create meaningful change in the food industry**—improving transparency and ingredient quality, so **everyone can eat and live better.**


AMPLE
TO SIMPLIFY EATING WELL
Our mission is to make optimal nutrition simple and accessible, so people everywhere can lead healthier, more productive lives.


"Ample has been an awesome, quick alternative to otherwise unhealthy meals, either at home or when I'm traveling and staying in hotels."
–Mike Krieger, Co-Founder, Instagram

✚ THE PROBLEM

Our busy schedules force us to choose convenience over health.

Our lifestyles today are busier than ever. With demanding careers, social commitments, staying fit, and a whole lot more, **we juggle long to-do lists** that can feel overwhelming. We all know our health is vitally important, but when we're busy, we sometimes find ourselves reaching for **convenient food options that, while fast—just don't cut it.**

Current "healthy" convenience foods fall short.

"HEALTHY" SNACKS AND DRINKS

Are often tasty, but have low-quality ingredients, aren't filling, and often contain an absurd amount of sugar.

PROTEIN POWDERS

Lack complete nutrition (like healthy fats, carbs, and fiber) necessary to fill and sustain you.

EXISTING MEAL REPLACEMENTS

Use cheap, low-quality ingredients that leave you feeling less than ideal and often, don't fill you up.

In these product categories, taste can definitely leave something to be desired. But **trading our health for convenience or taste shouldn't be a compromise** we have to make.

We're ready for better.

✚ OUR SOLUTION

Ample: Optimal Nutrition, Simplified

Introducing Ample: a satisfying, **real-food meal in a bottle** that combines **optimal nutrition** and **great taste** in a **convenient format** you can take anywhere. Using **high-quality ingredients** backed by sound science, Ample's **Original,**

Ketogenic, and **Plant-Based** formulas provide a **fast, easy solution for eating well** on your busiest days.



"Ample spends more energy and thought on the quality of their formulas than any other company I've seen."

— *Dom D'Agostino, PhD, Associate Professor, Department of Molecular Pharmacology and Physiology, USF Morsani College of Medicine*

✚ PRODUCT FEATURES

High-Quality Ingredients



In all three Ample formulas, you'll find **complete proteins** from quality sources, **premium fats** like coconut, macadamia, and high-oleic sunflower oil, **organic greens, fiber,** and 6 strains of **probiotics** to support a healthy gut microbiome. All with **4 grams of sugar or less** per 400-calorie meal.

No artificial sweeteners   Soy-free   Gluten-free   No artificial flavors   Non-GMO



"As a registered dietitian specializing in gut health, I'm always on the lookout for top-quality products that are free from fillers and artificial ingredients. Made entirely from real foods, Ample is the first meal replacement that I have felt comfortable recommending to my clients as a convenient grab-and-go option!"

—Tracey Grant, Registered Dietitian, Certified Wellness Health Coach

Smart Macronutrient Ratios

For us, it was mission-critical that all three Ample formulas aligned with **sound nutritional science** and considered our diets' effect on things like inflammation, the gut microbiome, and hormone levels. We did **extensive research** to determine what ingredients and macronutrient ratios would deliver an **optimal, complete meal** that leaves people feeling **satisfied and energized**. We did the legwork to **make eating well a no-brainer.**

What Our Nutrition Advisors are Saying:



"Ingredient quality is essential to maximizing my performance as an athlete and entrepreneur, but it's been hard to find something convenient that meets my standards. That's why Ample has become a lifesaver—a nutrient-packed, gut-friendly meal whenever I'm busy, traveling, or on the go."

—Ben Greenfield, Founder of Superhuman Fitness and Author of Beyond Training

Optimized for Convenience

Designed for **maximum portability**, Ample comes as a dry powder, pre-portioned and sealed in its own **400- or 600-calorie recyclable bottle**. Just toss it in your bag and you've got a **healthy, nutritious meal** that's **ready to go** wherever the day takes you.

Easy to Prepare:

  

1 **2** **3**

FILL SHAKE ENJOY!

When to Drink Ample:



☀ **BREAKFAST**



PRE- OR POST-WORKOUT



🚗 **COMMUTING**



✈ **TRAVELING / BUSINESS TRIPS**



⛰ **OUTDOOR ADVENTURES**



⏲ **ANY TIME YOU NEED A QUICK, SATISFYING MEAL ON THE GO**

"Whole food is irreplaceable in my life, but I've found myself reaching for Ample instead of a morning smoothie or post-workout shake — or when I'm running out the door. It fills a need, and it fills it well."

—*John Durant, Author of New York Times Best-Seller,*
  The Paleo Manifesto



✚ OUR PRODUCTS

Three Great-Tasting Formulas to Suit a Variety of Diets

AMPLE
ORIGINAL FORMULA

Ample is our balanced meal, perfect for omnivores. It combines complete protein, fats, fiber, organic greens, and probiotics for comprehensive nourishment.

MACRONUTRIENTS*

24% PROTEIN
53% PREMIUM FATS
23% CARBS
14g FIBER
21g NET CARBS

RECOMMENDED FOR:
Ideal for most diets with a balanced blend of grass-fed whey protein, grass-fed collagen, and pea protein.

AMPLE v
PLANT-BASED FORMULA

Ample V is packed with healthy fats, complete protein, fiber, probiotics, fruit, vegetables, and nutrients to support a balanced, plant-based diet.

MACRONUTRIENTS*

20% PROTEIN
58% PREMIUM FATS
23% CARBS
11g FIBER
12g NET CARBS

RECOMMENDED FOR:
Perfect for vegans, paleo dieters, or those with dairy sensitivities, Ample V uses organic pea and brown rice proteins—with no animal products included.

AMPLE K
KETOGENIC FORMULA

Ample K is designed to keep you in ketosis, while satiating and curbing appetite. With just 3 net carbs, it's packed with healthy fats, moderate protein, fiber, probiotics, and organic greens.

MACRONUTRIENTS*

13% PROTEIN
74% PREMIUM FATS
13% CARBS
10g FIBER
3g NET CARBS

RECOMMENDED FOR:
Perfect for those on a ketogenic diet, this ultra low-carb formula features grass-fed whey protein and sufficient healthy fats to keep you feeling full.

Per 400-calorie meal / Based on percentage of calories

See complete product and nutrition information for Ample, Ample V, and Ample K.

✚ TRACTION

Two and a half years ago, we launched a **record-breaking Indiegogo campaign,** becoming the **#1 food and beverage campaign** of its time. Since then, we've built an experienced R&D, marketing, and operations team, including a **former R&D executive for General Mills, Target, and Clif Bar.**



INDIEGOGO
AMPLE
CLOSED
Ample Meal: Optimal Nutrition in 1 Minute
Complete meal-in-a-bottle made from superior, real-food ingredients.
PROJECT OWNER
Connor Young
San Francisco, United States
1 Campaign | More
$370,640 USD total funds raised
735% funded on June 15, 2016

Investment raised to date:

We've also raised **$4 million in investment** from:



Mike Krieger
CO-FOUNDER, INSTAGRAM



Dick Costolo
FORMER CEO, TWITTER



Mark Divine
FOUNDER, SEALFIT, UNBEATABLE MIND



Slow Ventures
VENTURE CAPITAL FIRM



Compound
VENTURE CAPITAL FIRM



500 Startups
STARTUP INCUBATOR

Strong Sales Numbers

Fueled by our **loyal customer base**, Ample's sales have **grown more than 500%** since our launch in January 2017, resulting in a **multi-million dollar revenue stream** selling direct-to-consumers via our website.

Predictable Subscription Revenue. Category-Leading Customer Lifetime Value.

As our customers are always looking for **simple solutions for eating well**, Ample quickly becomes a staple in their diets—creating loyal, **high-value customers** and **predictable revenue streams**.


SUBSCRIBERS GENERATE:
>60% OF TOTAL REVENUE
SUBSCRIBERS SPEND:
>$100/month
SUBSCRIBERS CONSUME:
>4 meals/week

Supportive Community of Loyal Customers

High Net Promoter Score: 64

A Net Promoter Score measures the likelihood of customers recommending Ample to their family and friends. Ample has an **NPS score of 64**—with all scores of 50 and above **rated Excellent.**


NPS
Net Promoter Score
AMPLE
64
GOOD: 0-25
GREAT: 25-50
EXCELLENT: 50+

Hundreds of Positive Product Reviews

Happy Customers from our Website:



Delicious!

For being so healthy, it's amazing how something could taste so good. I mix mine separately in a blender bottle with almond milk and powdered peanut butter and it's delicious. My favorite food to keep on hand at work because it's quick, delicious, and so filling. Highly recommend! Show Less



Life Saver

When I don't have time for lunch, Ample is my go-to. It carries me to dinner and I know I am doing something healthy!



Relieved!

Finally, there's a 400-calorie keto breakfast option that's convenient for on-the-go people, taste great and filling. Thanks, AMPLE!



Ample makes the body work

I've been drinking about one ample (post exercise) 4-5 days per week as well as one male on non training days as a meal, often to curb evening hunger, for almost a year... I also pack them when traveling for work, when eating healthy can be more challenging . Ample has become a staple in my diet due to its effects on energy and primarily gut health. When I take breaks from Ample, I notice my body is just "off". The ready to drink (pre portioned bottles) accommodate my busy lifestyle and this is one of the very few products out there that is worth every penny. Show Less



Very happy

These shakes taste great. I love the ingredient list, how filling it is, how easy to use. I drink one for lunch and it keeps me full for the rest of the day. And the best part is no artificial sweeteners!

Customers love us on Facebook:

Henry Aery recommends Ample.
November 25, 2018 ·

I keep Ample at my desk for work-through-lunch days, and knowing it's healthy and tastes great makes me not even mad I have to work through lunch

Arjun Dheer recommends Ample.
August 21, 2018 ·

Ample is fantastic. I didn't know what to expect at first, but I've tried both Ample and Ample K and I'm hooked. They pack so much protein (+ other good stuff) into the bottle and it tastes amazing -- sort of like a graham cracker. I like their general approach and how they recognize that fat is not the enemy.

Super high quality ingredients as well, and the powder mixes well. And last but not least, you feel satiated for several hours after drinking Ample, so it truly is a meal. Sustained energy. 5/5!

Debbie Landstedt recommends Ample.
September 20, 2018 ·

I love it! My trainer gave me one to try before I purchased them so I knew it was great. i drink it after my workout when Im not able to get home right away for lunch. I really like it because it has everything I need for a great Keto meal. Thanks for doing all the work for me 😊.

Pete Hagen recommends Ample.
September 23, 2018 ·

Good taste and easy to digest. Makes it easy to get the calories needed to fuel a great workout. Travels easy as a back-up to keep me away from the fast food.

Continuing to Grow

We've recently launched **new and improved versions** of all three of our formulas and have **started selling on Amazon**— with sales growing **more than 150% month-over-month** so far.

In spring 2019, we'll be releasing the **number one most requested product** variation from our customers: **bulk versions of all three formulas**, which we expect to sell well online— and even better in retail stores.

✚ MARKET POTENTIAL

The size of the market opportunity for Ample means that if we are successful, we could become **one of the world's most valuable food brands.** We're focusing initially on the **$18 billion meal replacement market**—then expanding into the **$3 trillion CPG food category.**



Source 1, Source 2, Source 3

Immediate Opportunity: Meal Replacement Market

Despite **rapid growth in the $18 billion meal replacement market**, major players like Soylent, Ensure, Muscle Milk, and Boost are **out of step with growing consumer demands** for healthier products and better ingredient quality.

- **39% of U.S. consumers are already using nutrition and performance drinks** to replace breakfast, which is expected to grow as more consumers seek convenient, time-saving meal solutions.
- **2 in 5 U.S. consumers agree "no artificial ingredients" is important** when shopping for food and drink. But products with clean claims struggle to meet consumer needs for taste and trustworthiness.
- **Interest in health is skyrocketing**, with consumers increasingly going on plant-based and keto diets. Interest in keto alone has increased >14x in the last 2 years.

As an **R&D-focused company** committed to delivering the **highest quality products,** Ample is ideally positioned to **keep pace with growing consumer demands for better nutrition**—not just taste and convenience.

Larger Opportunity: Convenience Packaged Food & Beverage Market

As we scale, we plan to expand beyond the meal replacement category to the **overall $3 trillion convenience packaged food market**, which is ripe for innovation.

- Compared to Tech companies, **large CPG brands spend almost nothing on R&D**. Instead, they funnel their budgets into marketing convenient food options that are tasty and inexpensive, but not necessarily good for you.


RESEARCH & DEVELOPMENT SPENDING
As a Percentage of Annual Net Revenue
TECH
13%
amazon
15%
Google
17%
ORACLE
14%
Microsoft
CPG
2%
Nestle
3%
P&G
1%
pepsi
4%
KraftHeinz

Source: CircleUp, *Data from 2017 form 10-Ks*

- Emerging food companies like Ample are already **stealing market share** from the larger companies, as they develop **new solutions** that are **better aligned with changing consumer demands.**


SEISMIC SHIFT IN MARKET SHARE
SHARE POINTS LOST BY LARGE BRANDS
SHARE POINTS GAINED BY EMERGING BRANDS
FOOD & BEVERAGE
(19%)
(+19%)
HEALTH & BEAUTY
(3%)
(+3%)
RESTAURANTS
(3%)
(+3%)

Source

Shaping the Future of the Food Industry

By establishing our reputation as a **trustworthy, product-centric company** focused on **improving nutrition at scale,** Ample will be ideally positioned to **expand into other products** that align with changing consumer habits and health trends.

In doing so, we hope to **improve access to proper nutrition** and **reshape the food industry for the better.**

✚ FOCUSED GO-TO-MARKET STRATEGY

To date, we've focused sales efforts on the **most health-conscious niches with the highest need**—selling directly to this audience via our website to establish community, customer relationships, and generate quick product feedback loops.

As we scale, we'll expand our targeting to **broader, health-conscious markets**—widening distribution to **retail and B2B channels.**

Customer segmentation



SHORT-TERM

Nutritionally-educated communities

- Target niche diets (paleo, keto, and vegan) and aspirational athletic communities (CrossFit, triathlon) through events, health influencers, social media, and social ads
- Distribute directly through our website and Amazon

MID-TERM

Broader, health-conscious audiences

- Target broader, health-conscious busy professionals
- Distribute through corporate and retail channels

LONG-TERM

Mainstream audiences and partnerships

- Target mainstream audiences with lower price point as costs reduce with scale
- Distribute into corporate wellness programs, hospitals, and military

✚ NEW PRODUCT ROADMAP

In January 2019, we released **new and improved versions** of all three Ample formulas—delivering **better taste and texture**, without sacrificing ingredient quality or nutrition. Here's what's next:

Bulk powder



Over the course of the next few months, we'll be releasing our **#1 most requested product: bulk versions** of all of our formulas. This new format will allow customers to **customize their meal size** and **reduce plastic waste**. It will also position Ample to **compete more directly** with existing **meal replacement and protein powder categories.**

New Flavors



Next, we're developing **new, high-demand flavors like Chocolate and Coffee** to give our customers **more options for great-tasting, optimal nutrition.** The addition of new flavors will provide variety for customers, and is **expected to increase conversion rate, average order value,** and **customer loyalty.**

Ready to Drink (RTD)

Then, we'll develop **pre-mixed, ready-to-drink (RTD) versions** of Ample. This **ultra-convenient** form factor will enable us to target a more mainstream customer demographic and **strengthen our retail and B2B product offering.**

✚ WHY INVEST

Join Us in Our Mission to Make Optimal Nutrition Simple

We've spent the last 2 ½ years creating the **most nutritious, great-tasting, and convenient products on the market**, as demonstrated by our **strong base of loyal, high-value customers.**

Long-term, we hope to **shape massive change in the food industry**—forcing companies to level up in their nutrition, ingredient quality, environmental impact, and transparency. Through economies of scale, we can also **reduce the cost of healthy food** and **make convenient, optimal nutrition accessible** to all.

By investing in Ample today, you can help us **become a major player in the global meal replacement market** and later, **expand into the larger global CPG market.** Your investment will **accelerate our growth**—helping us expand into retail stores and new distribution channels, while **bringing more nutritious, great-tasting, fast meal options to market.**

While today's modern world doesn't make it easy to be healthy, Ample does. And with your support, we can **help people everywhere eat, work, and live better—now and for years to come.**

✚ OUR TEAM

Ample's Leadership Team



Connor's passion for nutrition and health led him to complete a biology degree from St. Olaf College—and land deep in the CrossFit movement after graduation. Starting with co-founding a CrossFit gym after graduation, Connor found it immensely gratifying to help others improve their health through exercise and diet. Later, when he joined the medical sales team at Johnson & Johnson in 2013, Connor found himself in operating rooms, witnessing thousands of patients with chronic diseases that could have been prevented by making healthier lifestyle choices. That's when he knew he needed to shift his efforts to the preventive side of health.

After moving to San Francisco in 2014, Connor began this quest by forming a health startup—a physical therapy patient engagement platform. However, while living in a co-op community of entrepreneurs, his sights shifted to Ample when a friend asked him for a not-so-simple request: to make it easy for him to eat well, while working long startup hours. Connor worked tirelessly to make him a drinkable meal that aligned with the emerging nutrition research he voraciously followed. That's when Ample was born—a company committed to making it simple for people everywhere to have access to an easy, healthy meal.



With extensive experience in the food and consumer packaged goods industries, Julie has served in leadership, R&D, and board member capacities at major brands like General Mills, Target, Clif Bar, and more.

As the VP of R&D for Pillsbury (General Mills), she led a staff of 80 technical personnel responsible for all product, process, and packaging development. As a consultant, she worked with Land O'Lakes to evaluate their existing technical capabilities and intellectual properties, customer needs, and competition, leading to the development of 10 new product concepts. Next, she served as the Director of Food Product Development for Target, building their new Archer Farms and Market Pantry businesses from scratch. In this role, she established key product development processes, recruited 25 new product developers and managers, built 4 state-of-the-art product development labs, and led the cross-functional team that launched Archer Farms' Simply Balanced line.

Prior to joining Ample, Julie also served as the Director of Craft, Quality, and Innovation at Clif Bar and as a technical advisory board member at Bush Brothers & Company. At Ample, she utilizes her immense industry experience to lead our product development and expansion efforts, overseeing the creation of new flavors and form factors to accelerate our company's growth.



Amauri is passionate about helping people solve real problems with high-quality products, which is exactly what led him to join the Ample team. Working with companies like Symantec, Nokia, RingCentral, and more, Amauri has extensive experience building consumer brands, taking new products to market, and driving startup growth using an omni-channel approach. He's already hit the ground running at Ample, driven by a mission to educate consumers about ingredient quality and improve transparency in the food industry. Ultimately, he hopes to help customers make more educated decisions about their health and diet. In his spare time, Amauri gives back by mentoring early-stage startups at Google Launchpad and volunteering at nonprofits. He's Brazilian, has two kids, loves downhill skiing, and has been drinking an Ample for breakfast every day since joining our team.



As a former consultant in industries ranging from financial services to education, Rona's personal passions and professional interests ultimately coalesced in the food and beverage space. While living in Shanghai, she worked as a brand consultant at Equancy China, developing growth strategies for international food and beverage brands including Bacardi and Bel Cheeses. She then served as an operations and project manager for a major hospitality group—overseeing the operations of eight restaurants and bars, as well as the construction and opening of two new restaurants. Upon moving back to the U.S., Rona landed in San Francisco with the intent of growing a mission-driven food startup. Joining the Ample team as employee #1, she applied her broad set of skills to establish our operational infrastructure and currently oversees our supply chain. She feels extremely proud of the company and our product, and is inspired by the many people living healthier lives as a direct result of our efforts.

Team Experience:

    

   

    

Our Investors:


SLOW VENTURES
Venture capital firm


COMPOUND
Venture capital firm


LIVWELL VENTURES
Venture capital firm


MARTIN GREEN
Founding & Managing Partner, HawksHead Capital


DENNIS PHELPS
Partner, IVP


MIKE KRIEGER
Co-founder, Instagram


CJ REIM
Co-Founder & Managing Partner, Amity Ventures


NEIL ASHE
Former CEO, Walmart.com; Former President, CBS Interactive


AMY MCDONOUGH
COO, Fitbit Health Solutions


DICK COSTOLO
Former CEO, Twitter; Partner, Index Ventures


NEAL DEMPSEY
Managing General Partner, Bay Partners


MARK DIVINE
Founder, CEO at Unbeatable Mind, SEALFIT and US Tactical


WEI GUO
Founding Partner, UpHonest Capital


JON VLASSOPULOS
Managing Partner, A-Force Ventures


BRYAN ROSENBLATT
Founder, Riverside VENTURES


DANIEL BERNSTEIN
Managing Director of Global Product Partnerships, Google


SAM SHANK
CEO and Co-Founder at HotelTonight


JONATHAN WU
Co-founder & Former COO, Touch of Modern


NICK GREENFIELD
CEO, Candid


JACK SMITH
Co-founder, Shyp; Co-founder, Vungle

✚ OUR STORY



" I see so many people feel challenged to incorporate healthy meals into their busy lives or even understand what is 'healthy.' Our goal at Ample is to offer optimal nutrition that's completely simplified."

—CONNOR YOUNG
FOUNDER AND CEO OF AMPLE

"After graduating with a biology degree and starting a CrossFit gym in 2011, it was easy for me to maintain a healthy lifestyle. I coached similarly-minded people on health for a living and read nutrition medical journals just for fun. But after moving to San Francisco and into healthcare entrepreneurship in 2014, my intention to eat well was quickly buried by the grim reality of my busy work schedule. Instantly, my free time vanished as I worked to get my business off the ground, and it became difficult to carve out time for my healthy diet.

Many of my friends and housemates had a similar problem. They were starting new tech companies, conducting groundbreaking genetics research, and launching promising sales careers. But their health was suffering under their busy schedules. They knew that health and nutrition was important, but they had no idea how to prioritize their diet. They resorted to convenient snacks or the most-hyped meal replacement drinks, powders, or bars—without understanding the types and quality of ingredients, caloric makeup, and overall nutrition they were actually putting into their bodies.

I tried to help by holding nutrition lectures and cooking classes, but it was more than they could handle. One day, my friend told me, *"Connor, don't give me more work to do. Just give me a solution."* He was right. We can't spend half of our time, energy, or paychecks optimizing our health, while leading busy lives. That's when the idea for Ample was born.



I set out to create a quick, healthy meal that solved my friends' problems—starting by mixing powders in my own kitchen. After my early versions of Ample received a positive reception, I launched an Indiegogo campaign to turn my vision into a viable business—which soon became the top food and beverage campaign of its time. This allowed me to recruit a fantastic team and since then, Ample has grown significantly, receiving $4 million in funding from angel investors and reputable VC firms. We've launched three incredible products and impacted thousands of lives—with the customer reviews and sales numbers to prove it!

But we're just getting started on our mission to simplify optimal nutrition and are excited for the bright future ahead of us. In the next couple decades, there will be a ton of changes happening in the food industry and we're excited to help set the standard for what it means to be a modern health food company."

—Connor Young, Founder & CEO of Ample

Team

	Connor Young	CEO and Founder
	Julie Zimmerman	VP of Product Development
	Amauri Campos	VP of Marketing
	Rona Chen	Director of Operations
	Christine Khalil	Marketing Manager
	Pablo Gabatto	Operations Manager
	Michelle Ho	Customer Support
	Troy Doerr	Customer Support
	Kenny Handel	Food Scientist

Perks

$100	Shoutout on our website (with your consent!)
$1,000	Receive all of the above + custom investor athletic backpack
$5,000	Receive all of the above + a custom S'well bottle
$10,000	Receive all of the above + a custom investor T-shirt
$25,000	Receive all of the above + a custom investor hoodie
$50,000	Receive all of the above + dinner with the team in San Francisco.

FAQ

What is Ample?

Using high-quality, real-food ingredients, Ample is a science-based meal replacement drink that delivers fast, optimal nutrition in a bottle—making it simple to eat well on your busiest days. Designed to meet a wide variety of dietary needs, Ample offers complete Original, Ketogenic, and Vegan formulas, available in 400- or 600-calorie sizes. Each formula contains carefully considered macronutrient ratios of high-quality proteins, fats, carbohydrates, and fiber to keep you full and energized for 4+ hours. Pre-portioned and sealed as a dry powder in its own recyclable, BPA-free bottle, simply add water and shake for a simple, delicious, and filling meal in 30 seconds or less.

How does Ample compare to Soylent?

Soylent targets a cost-conscious demographic with the value proposition of complete nutrition that's affordable. Instead, Ample targets a health-conscious, health-educated demographic that's willing to pay more for quality ingredients and smart macronutrient ratios. While Soylent has one primary formula intended for a general audience, Ample has three formulas that are intended for different nutritional needs: keto, original (higher protein), and plant-based. Ample contains probiotics, organic greens, more fiber, and less than half the sugar of Soylent. Unlike Soylent, Ample is also free of GMOs, soy, gluten, and artificial sweeteners.

What is the company structure and fundraising history?

Ample is a Delaware C-Corp founded in October 2015. We've gone through a few rounds of pre-seed and seed funding. We graduated from the 500 Startups accelerator in May 2016, then raised ~$1 million after our successful Indiegogo campaign in June 2016, $800k after launching our product a year later in April 2017 in a round led by Compound, and $2 million in May 2018 in a round led by Slow Ventures.

How is Ample manufactured?

Our product development team led by Julie Zimmerman sources only the best ingredients from certified non-GMO suppliers—constantly vetting additional suppliers to ensure reliable supply and quality. To mix our ingredients and fill the bottles, we partner with a U.S.-based, certified organic, and NSF contract manufacturer who undergoes eight audits per year. The finished products are sent to our warehouses, which are then shipped after customers place orders.

How does Ample manage its environmental sustainability?

We care deeply about the environment, with sustainability efforts that range from how we package and ship our products to what ingredients and suppliers we use. We are always looking for opportunities to reduce our environmental impact, with our current efforts listed below:

Recycled Bottles:
Our PET bottles are made from the most recyclable type of plastic. Our HDPE caps are also highly recyclable and made from post-consumer recycled materials.

New Bulk Versions of Ample:
Later this spring, we'll be releasing bulk versions of our products to help reduce plastic waste.

Printed Materials:
We use FSC Certified Paper and carbon neutral printing presses (HP Indigo), and our inks contain no heavy metals, aromatic amines, or other environmentally harmful substances (HP ElectroInk).

Shipping Boxes:
Our shipping boxes are made from 100% post-consumer recycled materials and are Sustainable Forestry Initiative (SFI) certified.

What will funds be used for?	We'll use funds to bolster our product development and marketing teams. Adding new
	team members to our product development team will allow us to get out high-demand flavors like Chocolate and Coffee to customers faster, and to accelerate our ready-to-drink product launch. Additional marketing resources will allow us to produce high-end, engaging content that educates our customer base and creates community around nutrition, and also scale our retail and corporate channels faster.
What is the threat from large food company competition?	Large food companies are spending 1-3% of total sales on R&D these days. Ultimately, it's much too risky for them to create a new brand and hope it works out. Instead, most large food companies are in the game of acquiring smaller brands that have already proven to be successful, then helping them scale.
What's your exit strategy?	We're open to two exit strategies. One scenario is that Ample goes public. As our investor Martin Green mentioned, he believes we could be the "Apple" of the nutrition world, helping to level up the food industry by way of making nutrition simple for others. The other potential exit is that we partner and are eventually acquired by a larger food company who believes in our mission and can help drive it forward.

EXHIBIT D
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

AMPLE FOODS, INC.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

This Series 2019 Crowd SAFE (this "**Crowd SAFE**") certifies that in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE] (the "***Investment Date***"), Ample Foods, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock or Common Stock, as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock or Common

Stock, as applicable, shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" means a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

      (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

      (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

      (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (i) the legal requirements within its jurisdiction for the purchase of this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AMPLE FOODS, INC.

By: _____
       Name: Connor Young
       Title: Chief Executive Officer
Address: 55 Rodgers Street, San Francisco, CA 94103
Email: connor@amplemeal.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Ample Foods, Inc., a Delaware corporation (the "*Company*") and [Investor] ("*Stockholder*"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Preferred Stock of a CF Shadow Series hereby agree to this Irrevocable Proxy (this "*Irrevocable Proxy*") as follows:

1. **Grant of Irrevocable Proxy**.

    (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this Irrevocable Proxy ("*Holder*") (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this Irrevocable Proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this Irrevocable Proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    (c) This Irrevocable Proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    (a) The Stockholder has all necessary rights, power and authority to execute, deliver and perform his or her obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this Irrevocable Proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of (i) the Stockholder and (ii) the Intermediary .

7. Controlling Provisions. If any of the terms, conditions, or provisions of this Irrevocable Proxy are inconsistent or contrary to the terms in the Crowd SAFE, such Crowd SAFE shall control.

8. Assignment.

(a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

9. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signature page follows)

INVESTOR:
By:
Name:

Date:

INTERMEDIARY:
By:
Name:
      CCO, OpenDeal Portal LLC d/b/a Republic
Date: